Exhibit 1
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FOR IMMEDIATE RELEASE                                     9 November 2006


                              WPP GROUP PLC ("WPP")

      WPP acquires stake in internet advertising agency, Spot Runner, in US


WPP announces that it has agreed to acquire 3.2% of the issued share capital of Spot Runner, Inc. ("Spot Runner"), the first internet-based advertising agency.

Spot Runner's revolutionary approach to commercial production, media planning and media buying services makes it easy and affordable for local businesses to advertise on TV. Founded in 2004 and based in Los Angeles, California, Spot Runner employs 100 people. Spot Runner's gross assets at the date of investment were US$10 million. Clients include Sotheby's, Coldwell Banker, Century 21 and ERA.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors and strengthening its capabilities in digital media. It follows investments by WPP, announced earlier this year, in Visible Technologies (which helps brands manage their internet reputations), Wild
Tangent (an online game publisher with in-and around-game advertising capabilities) and LiveWorld (provider of online community and social networking services).


Contact:

Feona McEwan, WPP
T. + 44 20 7408 2204


www.wpp.com
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